U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

         NOTIFICATION OF LATE FILING                 SEC FILE NUMBER
                                                          0-15194
         (Check One):                                CUSIP NUMBER
                                                      836006 10 0

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:     JUNE 30, 1995

[ ] ______ Transition Report on Form 10-K
[ ] ______ Transition Report on Form 20-F
[ ] ______ Transition Report on Form 11-K
[ ] ______ Transition Report on Form 10-Q
[ ] ______ Transition Report on Form N-SAR

For the Transition Period Ended ---------------------------------------------

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         NOT APPLICABLE

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PART 1 -- REGISTRANT INFORMATION

         Full name of Registrant                          SOUND ADVICE, INC.

         Former Name if Applicable                   -----------------------

                   1901 TIGERTAIL BOULEVARD

    Address of Principal Executive Office (Street and Number)

                     DANIA, FLORIDA 33004
                   City, State and Zip Code

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PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. NOT APPLICABLE.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

         THE REGISTRANT HAS DELAYED FILING ITS FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 1995, TO PROVIDE THE REGISTRANT AN OPPORTUNITY TO COMPLETE THE EXTENSION OF ITS EXISTING REVOLVING CREDIT AND TERM LOAN FACILITY (THE "REVOLVING CREDIT FACILITY") IN ORDER TO BE ABLE TO INCLUDE SUCH INFORMATION IN ITS FORM 10-K AND CONSOLIDATED FINANCIAL STATEMENTS INCLUDED THEREWITH (INCLUDING THE EFFECT OF SUCH EXTENSION ON THE CLASSIFICATION OF INDEBTEDNESS ON THE REGISTRANT'S BALANCE SHEET). SINCE THE REGISTRANT CURRENTLY ANTICIPATES THAT IT WILL COMPLETE THE FOREGOING WITHIN THE NEXT 2 WEEKS, IT HAS DETERMINED TO DELAY THE FILING OF ITS FORM 10-K FOR THE 1995 FISCAL YEAR UNTIL SUCH TIME.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

    KENNETH L. DANIELSON            (305)           926-4385
         (Name)                   (Area Code) (Telephone Number)

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         (2)      Have all other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [ ] Yes    [X] No

         ALTHOUGH ALL OTHER PERIODIC REPORTS HAVE BEEN FILED, FOR THE REASONS SET FORTH IN THE REPORT OF DELOITTE & TOUCHE LLP (THE REGISTRANT'S AUDITORS PRIOR TO THE 1993 FISCAL YEAR) INCLUDED IN THE REGISTRANT'S FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 1994, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "1994 FORM 10-K"), DELOITTE & TOUCHE LLP DID NOT EXPRESS AN OPINION ON THE REGISTRANT'S CONSOLIDATED STATEMENTS OF OPERATIONS, CHANGES IN SHAREHOLDERS' EQUITY AND CASH FLOWS FOR THE FISCAL YEAR ENDED JUNE 30, 1992, AND THE REGISTRANT'S CONSOLIDATED FINANCIAL STATEMENT SCHEDULES AS AND FOR THE YEAR ENDED JUNE 30, 1992. HOWEVER, DELOITTE & TOUCHE LLP DID EXPRESS AN UNQUALIFIED OPINION ON THE REGISTRANT'S CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 1992, AND KPMG PEAT MARWICK LLP EXPRESSED AN UNQUALIFIED OPINION ON ALL OF THE REGISTRANT'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED JUNE 30, 1993 AND 1994 INCLUDED IN THE 1994 FORM 10-K. SEE 1994 FORM 10-K.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         IT IS ANTICIPATED THAT THE OPERATING STATEMENTS OF THE REGISTRANT INCLUDED IN THE FORM 10-K WILL REFLECT A NET LOSS FOR THE FISCAL YEAR ENDED JUNE 30, 1995, OF APPROXIMATELY $481,000, OR $.13 PER SHARE, COMPARED TO NET INCOME OF APPROXIMATELY $1,727,000, OR $.46 PER SHARE, FOR THE PRIOR FISCAL YEAR. THE REDUCTION IN NET INCOME WAS PRIMARILY ATTRIBUTABLE TO REDUCED GROSS PROFIT MARGIN ON INCREASED SALES, INCREASED DEPRECIATION AND INTEREST EXPENSES, A PROVISION FOR ASSET IMPAIRMENT RELATED TO THE RETURN OF ITS NEW MANAGEMENT INFORMATION SYSTEM TO, AND SETTLEMENT WITH, THE VENDOR THEREOF AND A WRITE-OFF OF EXPENSES RELATED TO THE POSTPONEMENT OF EXPANSION INTO THE WASHINGTON, D.C./BALTIMORE METROPOLITAN AREA.

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                               SOUND ADVICE, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 29, 1995                        By: /S/ PETER BESHOURI
                                                     ------------------
                                                     Peter Beshouri, President
                                                     and Chief Executive Officer

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